UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Aspen-1 Acquisition Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of reporting persons: Ian Jacobs
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 250,000
	6.	Shared voting power N/A
	7.	Sole dispositive power 250,000
	8.	Shared dispositive power N/A

9.	Aggregate amount beneficially owned by each reporting person 250,000
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 5.0%(1)
12.	Type of reporting person (see instructions) IN

(1)	Based on 5,000,000 shares of Common Stock of the Issuer issued and outstanding as of February 13, 2023.

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Item 1.

(a)	Name of issuer:	Aspen-1 Acquisition Inc.

(b)	Address of issuer’s principal executive offices:	2255 Glades Road, Suite 324A Boca Raton, FL, 33431

Item 2.

(a)	Name of person filing:	Ian Jacobs

(b)	Address of principal business office or, if none, residence:	2255 Glades Road, Suite 324A Boca Raton, FL, 33431

(c)	Citizenship:	USA

(d)	Title of class of securities:	Common Stock, par value $0.0001 per share

(e)	CUSIP number:	N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	250,000

(b)	Percent of class:	5.0%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	250,000

(ii)	Shared power to vote or to direct the vote	N/A

(iii)	Sole power to dispose or to direct the disposition of	250,000

(iv)	Shared power to dispose or to direct the disposition of	N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

(1)	Based on 5,000,000 shares of Common Stock of the Issuer issued and outstanding as of February 13, 2023.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Ian Jacobs
Signature

Name:	Ian Jacobs

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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